Exhibit 100

NICE Actimize Launches Quality Assurance and Productivity Studio
Solutions to Improve Operational Efficiencies for Risk and Compliance Teams

With next best action guidance, analysts can focus on the complexities of an investigation

Hoboken, N.J. – January 24, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business and the industry's largest and broadest provider of a single financial crime, risk, and compliance software platform for the financial services industry has launched two new product solutions that enhance its industry-leading alert and case management suite of solutions with end-to-end investigation process tools.

Both new solutions work to enable efficiency gains within financial crime and compliance operations. The Actimize Quality Assurance solution creates a real-time connection between risk and compliance and quality teams. By unifying investigations and quality assurance processes on one platform, the solution provides a closed-loop investigation process, leading to more accurate investigations and lower error rates. This means that financial services organizations can lower the cost of compliance and optimize their operations.

The Actimize Productivity Studio solution offers a new way to gauge and address operational risk. It measures team and individual performance, as well as metrics pertaining to business processes, so that financial services organizations can optimize their operations across jurisdictions, geographies, and teams. Utilizing this data, the solution allows users to tune workflows. Additionally, the solution includes operational analytics which have a twofold mission: they can be utilized by managers to see and address anomalies in their teams' work, and they can be used by analysts in the form of "next-best-action" guidance, which makes automatic suggestions of what to do next based on the risk type, jurisdiction, and other criteria.

"Financial crime, risk and compliance teams benefit from solutions that enable them to identify areas for improvement in their investigations as well as bottlenecks and inefficiencies in their workflows, resulting in improved operational efficiency," said Shirley Inscoe, Senior Analyst, Aite Group, who specializes in fraud, consumer compliance and data security. "Identifying workflow anomalies and case work inaccuracies may also lead to smoother, more productive investigations with better end results. Automated tools such as these introduced by NICE Actimize can help a financial institution address process improvements quickly while reducing operating costs."

"These innovative solutions remove significant inefficiencies from the investigations process, while solving risk, compliance and QA pain points," said Chad Hetherington, Vice President & General Manager, Case Management Solutions, NICE Actimize. "When combined with our robust case management solution, these two solutions work to lower the risk profile of the financial institution because analysts are able to take the fastest, most accurate and effective steps for any type of investigation, leading to more positive outcomes and a higher level of consistency across the organization."

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1 551 256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Hetherington, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.